EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Prudential plc

We consent to the incorporation by reference in this registration statement on Form F-3 of Prudential plc of our reports dated May 15, 2008, with respect to the consolidated balance sheets of Prudential plc and its subsidiary undertakings as at December 31, 2007 and 2006, and the related consolidated income statements, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2007 and the financial statement schedule and the effectiveness of internal control over financial reporting as at December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 20-F of Prudential plc, dated May 15, 2008, and to the reference to our firm under the heading “Experts” in the prospectus.

September 8, 2008	By:	/s/ KPMG Audit Plc

KPMG Audit Plc
London, England